GEOLOGIC REPORT RC02EXE-1

SUMMARY REPORT
FOR THE ROCK CREEK GOLD PROSPECT,
SEWARD PENINSULA,
ALASKA

prepared for

NovaGold Resources Inc.
127 Via de Tesoros
Los Gatos, California 95030

and

TNR Resources Ltd.
620 – 650 West Georgia St.
Vancouver, B.C. V6B 4N9

prepared by

Avalon Development Corp.
P.O. Box 80268
Fairbanks, AK 99708

April 16, 2002

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

LIST OF FIGURES

Figure 1: Location map for the Rock Creek prospect.
Figure 2: Claim status map for the Rock Creek prospect.
Figure 3: General geology of the Seward Peninsula, Alaska.
Figure 4: General geology of the Nome Mining District
Figure 5: Plan map of geology and mineralization on the Rock Creek prospect
Figure 6: Location of significant gold prospect in the TNR – NovaGold joint venture area
Figure 7: Drill hole location map for the Rock Creek deposit, 1986 – 2000
Figure 8: Cross-section through the Rock Creek prospect

LIST OF TABLES

Table 1: Drilling summary for the Rock Creek prospect, 1986 – 1999
Table 2: Significant drill results in TNR-NovaGold joint venture area
Table 3: Significant 1999 drill intercepts at the Rock Creek prospect
Table 4: Significant 2000 drill intercepts at the Rock Creek prospect
Table 5: Rock Creek and Saddle zone resource estimates.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

SUMMARY

               The Rock Creek prospect is located 7 road miles north of Nome, Alaska and hosts the only published lode resources in the Nome Mining district. The project area has good infrastructure and the city of Nome (population 3,000) is the logistical and economic hub for this part of western Alaska. A small quantity of alluvial gold was recovered from the Rock Creek prospect but there has never been commercial lode gold production from the prospect. The bulk tonnage potential of the prospect was first tested in 1986 and since that time approximately 7,500 meters of diamond core drilling and 11,000 meters or reverse circulation drilling have been completed on the project. Gold mineralization at Rock Creek is hosted in Precambrian to Lower Paleozoic turbidite-sequence schists including quartz mica schist, calcareous chlorite schist and carbonaceous schist. Gold mineralization at Rock Creek is controlled by thin quartz tension vein swarms (QMS zone) which are cut by a later polyphase gold-bearing shear zone (Albion zone). Gold is associated with arsenopyrite, stibnite, scheelite and lead sulfosalts. Alteration associated with gold-quartz veins and shear zones includes albite, sericite and carbonate alteration. NovaGold estimated measured and indicated resources at Rock Creek of 6,417,000 tonnes grading 2.74 gpt containing 555,000 ounces of gold (Table 5). Rock Creek contains an additional inferred resource of 2,944,000 tonnes grading 2.78 gpt gold containing 303,000 total ounces of gold. The nearby Saddle zone contains an inferred resource of 3,629,000 tonnes grading 2.23 gpt gold containing 260,000 total ounces of gold. Metallurgical tests indicated over-all gold recoveries of 87% from the Albion shear zone and 98% from the QMS zone. Drilling done to date suggests mineralization at Rock Creek remains open at depth and along strike. With additional drilling the Rock Creek prospect has good potential for increased resources. Several other promising early stage drilling and soil targets have been identified within the TNR – NovaGold joint venture area and merit exploration. Additional infill drilling, step-out drilling, geophysical surveys, metallurgical work, environmental baseline studies and reconnaissance exploration work are recommended for the project. A series of staged exploration programs is recommended with total expenditures estimates of approximately US$1 million.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

INTRODUCTION AND TERMS OF REFERENCE

               The following report was commissioned by NovaGold Resources Inc. (NovaGold) and TNR Resources Ltd. (TNR) to summarize the geology and mineralization of the Rock Creek gold prospect in western Alaska. Avalon was retained to complete this summary report for NovaGold and TNR in a form consistent with Canadian National Instrument 43-101. Recommended work programs and budgets are included at the end of this report.

               Unless otherwise noted, all costs contained in this report are denominated in United States dollars (US$1.00 = CDN$1.50). For purposes of this report, the term “opt” will refer to troy ounces per short ton while “gpt” will refer to grams per metric tonne.

DISCLAIMER

               The attached report has been prepared by Avalon using public documents acquired by the author and private documents written by or given to the author for this purpose. While reasonable care has been taken in preparing this report, Avalon cannot guarantee the accuracy or completeness of all supporting documentation. In particular, Avalon did not attempt to determine the veracity of geochemical data reported by third parties, nor did Avalon attempt to conduct duplicate sampling for comparison with the geochemical results provided by other parties. Consequently, the use of this report shall be at the user’s sole risk and Avalon hereby disclaims any and all liabilities arising out of the use or distribution of this report or reliance by any party on the data herein. The interpretive views expressed herein are those of the author and may or may not reflect the views of NovaGold or TNR.

PROPERTY DESCRIPTION AND LOCATION

               The Rock Creek gold prospect is located in the southern Seward Peninsula approximately 7 road miles north of Nome (Figure 1). The project occurs on a combination of patented mining claims owned 100% by the Alaska Gold Co., a wholly owned subsidiary of NovaGold, Bering Straits Regional Native Corporation (BSNC, mineral estate lands) and Sitnasauk Village Corporation (surface rights, Figure 2). NovaGold completed agreements with both Bering Straits and Sitnasuak in 2002 to explore these lands. The Bering Straits agreement involves escalating annual payments up to production, a 2.5 % Net Smelter Return (NSR) royalty and a 5% Net Profits Interest from production from BSNC lands. The Sitnasauk agreement is a year-to-year surface access agreement. The known resources at Rock Creek lies within land owned approximately 66% by Alaska Gold Co. with the remainder within BSNC lands.

               The nearest area to the Rock Creek prospect that is closed to mineral entry is the Bering Land Bridge National Preserve which is over 60 miles northeast of the Rock Creek prospect at its closest point. There currently are no unusual social, political or environmental encumbrances to exploration, development or production on the prospect.

AVALON DEVELOPMENT CORPORATION
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907-457-5159 Fax: 907-455-8069 avalon@alaska.net

ACCESS AND INFRASTRUCTURE

               The city of Nome (population 4,000) is situated on the Bering Sea coast and serves as the logistical and administrative center for this portion of western Alaska. Nome has daily commercial jet service from Anchorage and is large container barge service from June through October. The Rock Creek prospect is road accessible via the state maintained Jensen Camp road, an all-weather gravel road. The city of Nome has provided electricity to past mining operations and has offered that service for future operations.

               No camp facilities are required at the Rock Creek prospect due to its close proximity to NovaGold’s office and warehouse facilities in Nome (Figure 1).

HISTORY

               Over 4.9 million ounces of placer gold has been produced from the Nome Mining District since its discovery in 1898. Placer gold has been mined from Rock Creek proper as well as from the adjacent Sophie Gulch and Reinisch prospects. Total placer gold production from these occurrences is estimated at approximately 15,000 ounces (NovaGold, 1999). Limited amounts of placer scheelite were recovered from Rock Creek, Sophie Gulch and the Stipek and Kotovic prospect on the divide between Rock Creek and Glacier Creek. There has been no lode production from the Nome Mining District or the Rock Creek prospect.

               Alluvial gold has been known from Rock Creek as far back as 1905 (Moffit, 1906) and gold-bearing quartz veins were discovered in its gravels as early as 1908 (Collier and others, 1908). By 1913 Moffit (1913) provided what remains today a reasonably accurate description of mineralization at Rock Creek, including the presence of pyrite, with lead, arsenic, antimony and lead sulfides and sporadic scheelite. A small shaft was driven on a two-foot thick quartz-feldspar vein in 1922 (Chathcart, 1922) but after reference to Rock Creek little else appears to have happened on the prospect until 1986.

               Several other small lode prospects were discovered in the vicinity of Rock Creek and probably are related to the same system responsible for gold mineralization at Rock Creek. Sophie Gulch is a small drainage on the north side of Rock Creek on which a 65 foot deep adit was driven prior to 1917 (Mertie, 1918). Scheelite and gold have been discovered in placer form and traced to a 50 foot wide shear that was eventually extended for over 1,000 feet along a N45oE strike. Residual weathered bedrock was mined in 1916 and 1917 and scheelite was recovered from the concentrates. Quartz albite and quartz calcite veins were observed in place and both apparently carried variable amounts of gold and scheelite (Cathcart, 1922). No further work appears to have been conducted on this prospect after WW I.

               The Reinisch prospect was located on a small bench on the north side of Rock Creek across from the mouth of Sophie Gulch (Cathcart, 1922). Hydraulic placer operations exposed thin (<1 inch) quartz veins in graphitic schist. The veins contained free gold and scheelite (Hummel, 1962). Some of the veins had free-grown quartz crystals projecting from one wall. No further work appears to have been conduct on this prospect.

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               Albion Creek is a small north-side tributary of Rock Creek on which a gold bearing quartz vein was discovered in a chloritic schist host rock. A 50 feet deep shaft was sunk on the vein which returned 5.8 opt gold however, the vein pinched out at depth (Cathcart, 1922). There does not appear to have been any further work conducted on the Albion vein after about 1922.

               Two prospects known as Stipec & Kotovic were explored in the Rock Creek area. One such prospect is located on the divide between Rock Creek and Glacier Creek and is nearly one mile south of the current Rock Creek deposit. It will not be discussed here. The other Stipec & Kotovic prospect refers to a 76 foot deep shaft with a 70 foot crosscut and several tunnels driven into the floor of Rock Creek sometime prior to 1918 (Mertie, 1918). This prospect revealed pyritic schist cut by quartz veins containing arsenopyrite and free gold. Mill tests (unknown device) indicated production would yield 250 pounds of concentrate per ton of material milled and that the concentrate would yield 2.3 to 3.1 opt gold. Run-of-mine material assayed 0.13 opt gold while sulfide-rich quartz stringers returned values up to 7.3 opt gold (Mertie, 1918). An open cut was excavated on the surface showing and indicated that the mineralized zone was 3 to 4 feet thick (Cathcart, 1922). No further work appears to have been conducted on this prospect.

               The first modern exploration for lode gold deposits in the Rock Creek district began in 1986 when Aspen Gold consolidated the district land holdings and began exploration directed toward bulk mineable gold deposits. What is now the Rock Creek deposit was discovered shortly thereafter as a result of dozer trenching. Following Aspen Gold’s initial discovery in 1986, a succession of major mining companies including Placer Dome, Tenneco, Newmont and Kennecott optioned and explored the property from 1988 through 1994. Approximately 315 holes were drilled on the Rock Creek property with 94 holes located in the actual deposit. This drilling includes 7,590 meters of core drilling and 8,137 meters of rotary drilling (Table 1). Resource estimates completed by various companies during this period ranged from 391,682 ounces to 754,800 oz (St. George, 2000).

Table 1: Rock Creek drill summary (meters)
Company	Core	Rotary
NovaGold	0	2,886
Kennecott	3,653	2,024
Newmont	321	0
Placer Dome	3,616	6,113
Total	7,590	11,023

               NovaGold Resources Inc. acquired the property by purchasing Alaska Gold Company from parent Mueller Industries in May 1999. In July 1999 NovaGold entered into an option agreement with Viceroy Resources and later that year completed six reverse circulation drill holes (2,886 meters) for metallurgical test work and to test the reliability of previous drilling. All holes intersected longer and higher-grade intervals of mineralization than indicated by previous drilling (St. George, 2000). Inadequate compressor volume and pressure in previous drill programs were thought to have caused under-reporting of gold grades. NovaGold completed 30 drill holes at Rock Creek in 2000 to increase the drill density in the area of the defined gold resource. No field work was carried out on the property in 2001.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

               On February 18, 2002 NovaGold Resources entered into a letter agreement on Rock Creek with Vancouver-based TNR Resources. TNR can earn a 49.9% interest in a joint venture by investing $10 million by the end of 2004 ($1M through Dec. 2002, an additional $3M by December 2003 and an additional $6M by December 2004). After the earn-in, NovaGold and TNR could maintain or dilute their percentage interest according to a straight-line formula. Upon regulatory approval, TNR will issue 500,000 of its common shares to NovaGold. In order to reduce share dilution TNR may elect to use debt financing rather than equity financing to cover capital expenditures or contract out mining operations as part of its $10M commitment to fulfill its financial obligation.

GEOLOGIC SETTING

               The Seward Peninsula is composed of a complex series of metamorphic rock packages which have been affected by large scale accretionary, rotational and transcurrent events (Figure 3). The rocks of the Seward Peninsula consist of continental shelf, platform and margin assemblages ranging from limestone and dolomite through pelitic and psammitic protoliths to intermediate and basaltic volcanic rocks. These rocks form part of the Arctic composite terrane of Plafker and Berg (1994) and originally were deposited along the northern margin of ancestral North America. Subsequent blueschist followed by amphibolite facies metamorphism modified these rock packages. Cretaceous and Tertiary compressional and extensional deformation, mid-Cretaceous plutonic activity and large-scale Tertiary counterclockwise rotation have further modified rocks of the Seward Peninsula.

               The rotational segment of the tectonic history took place in two stages. The first caused by rifting and opening of the Canada Basin, took place from 130 to 100 Ma and corresponds to counterclockwise rotation of Arctic Alaska. Widespread blueschist facies metamorphism accompanied this major compressional tectonic event (Goldfarb, 1997; Till and Dumoulin, 1994). Near the end of this time period, a greenschist facies event extending from 120-90 Ma overprinted the Jurassic blueschist facies rocks. Greenschist facies metamorphism was accompanied by high strain deformation resulting in a prominent low angle penetrative foliation, northwest-southeast mineral stretching lineations, and recumbent isoclinal folding of the earlier fabric. Plutonic activity began approximately mid-way through the greenschist event (Nokleberg and others, 1998). This plutonic activity was generated by northward subduction of the Farallon and Kula Plates along Alaska’s southern and southeastern margins (Flanigan and others, 2000).

               Convergence of North America and Eurasia from about 66 to 50 Ma caused what is now the Seward Peninsula to be offset to the south along a regional-scale apparent left lateral fault (Plafker and Berg, 1994). It is uncertain how this event affected previously emplaced gold systems on the Seward Peninsula.

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907-457-5159 Fax: 907-455-8069 avalon@alaska.net

DEPOSIT TYPES

               Despite production of nearly 5 million ounces of alluvial gold from the Nome District since 1898, there has been no significant lode production from the district. Evidence presented by Goldfarb (1997) and St. George (2000) suggests gold mineralization at Rock Creek was derived from metamorphogenic processes. Mapping by Bundtzen and others (1994) classifies much of the country rock as metaturbidite, a common host for metamorphogenic gold deposits in the Juneau and Valdez Creek districts in southeastern and central Alaska (Goldfarb, 1997).

MINERALIZATION

               The closest analog known for the Rock Creek prospect is the Big Hurrah mine located about 45 miles east of Nome. The Big Hurrah mine is the only historic lode gold producer on the Seward Peninsula having produced about 27,000 ounces of gold from quartz veins in graphitic schist (Hudson, 1999) Read and Meinert (1986) describe five types of quartz ± albite ± carbonate veins at Big Hurrah ranging from gold + base metals + arsenopyrite to gold + scheelite + arsenopyrite. Fluid inclusion data from these veins indicate multiple generations of fluids; early veins contain CO2-CH4 and later veins are rich in H2O-NaCl. Homogenization temperatures vary from 390 to 90 degrees C. The available data suggest the gold-bearing fluids were produced by regional metamorphic processes. The Big Hurrah veins are thought to be of similar age to other gold-quartz veins of southern Seward Peninsula.

EXPLORATION

               Mineral exploration programs conducted on the Rock Creek prospect since 1986 have defined a type of mineralization not previously recognized in the district or in the region. The Rock Creek prospect is underlain by metamorphic rocks belonging to the Nome Group. The protoliths of these rocks are thought to be Cambrian to Devonian sediments consisting of shales, siltstones, sandstones, marls and limestones as well as mafic volcanics though to be younger mafic sills (Bundtzen and others, 1994). The Nome Group rocks have undergone at least two periods of metamorphism and accompanying deformation. The earliest metamorphism is thought to have been blueschist grade and to have occurred during the mid-Jurassic period, at a minimum 120 Ma. This event was overprinted by a later greenschist grade metamorphic event which is thought to have occurred during a period of north-south crustal extension from 120-90 Ma.

               The rocks in Nome have been affected by several episodes of strong deformation. Although there is an appearance of stratigraphy this can be misleading. Outcrops where original bedding can be observed often exhibit strong folding within an apparently sub-horizontal bed. Many of the low angle contacts are probably imbricate thrusts related to the Brooks Range event. Foliation developed during the greenschist event is subhorizontal. The only time foliation is steeply dipping is near a high angle fault or where it has been subject to solifluction.

               At least four discrete structural elements have been defined by exploration at Rock Creek (St. George, 2000):

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1	.
Major High Angle Faults: Previous geologic mapping and airborne geophysical work have outlined a series of northeast and northwest trending high angle structures in the Nome District (Bundtzen and others, 1994, DGGS, 1994a, 1994b, 1994c, Hummel, 1962a, 1962b). The northeast striking Anvil fault has a significant geophysical signature and probable strike-slip movement (Figure 4). The Brynteson fault, another northeast trending structure, parallels Rock Creek and may have been major conduit for hydrothermal fluids (St. George, 2000). Abundant carbon is seen in chips from bedrock samples obtained from the Brynteson fault zone suggesting that hydrocarbons may have been mobile during hydrothermal alteration. High angle and low angle faults adjacent to the Brynteson fault also contain re-mobilized carbon and the quartzites at Banner Ridge two miles south of Rock Creek have been flooded with carbon.

2	.
Tension Factures: High angle northeast striking tension fractures extend across the district. These tension fractures probably are related to the same tectonic regime responsible for larger northeast striking faults. The fractures occasionally host small, closely-spaced (1-3 per meter) quartz veins with individual veins typically have a vertical extent of no more than 100 meters and a lateral extent of 300 or more meters. Veins in tension fractures have been seen in the hanging wall of low angle structures at Rock Creek and the nearby Lindblom prospect. The lack of offset across the veins is evidence they are hosted by late tension fractures. Thin section analysis indicated some of the albite and quartz in the tension veins has been shattered and re-healed with quartz, indicating at episodic tectonism and hydrothermal alteration.

3	.
Late Shears: The best example of a late-stage shear zone is the Albion fault which appears to be a genetically significant feature at Rock Creek (Figure 5). The Albion shear offsets lithologies across the shear zone which is up to 30 meters wide. The Albion shear appears to post-date mineralization and may be the youngest structural feature at Rock Creek. The Albion veins exhibit banding and re-healed breccias and have not been intensely fractured like the tension veins. These characteristics indicate the shear was active during a different, perhaps shallower environment than that under which the tension veins were formed.

4	.
Low Angle Faults: Low angle faults are a common feature on maps of the Nome Districtin the Nome District (Bundtzen and others, 1994, Hummel, 1962a, 1962b). Unfortunately, field evidence for such faults, and the sense of motion they experienced, are distinctly lacking due in part to poor exposures and possible annealing of low angle structures during metamorphism. A low angle fault at Rock Creek has both a carbon/calcite component and a gouge/clay component. While thrust faults are the most commonly mapped low angle structure in the Rock Creek area, a number of geologists have reported evidence of low angle detachment faulting in southern Seward Peninsula (Ford 1993). St. George (2000) described highly anomalous arsenic extending up to 100 meters above a low angle fault at Lindblom north of Rock Creek. The best gold intercept in this area was in the immediate hanging wall of the fault. Gold and remobilized carbon also occur in the flat fault on the west side of Mount Brynteson and in low-angle structures on Bonanza Hill, Banner Ridge and Twin Mountain.

               Exploration efforts have determined a broad paragenetic sequence for mineralization and alteration at Rock Creek. In general, arsenic, albite, and carbonate levels decreases through time while quartz and antimony content increases through time (St. George, 2000). The host structures become increasingly brittle suggesting episodic structural preparation under decreasing pressure and temperature conditions. Exploration efforts have determined that gold

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was deposited at Rock Creek in replacement bodies, in tension veins and in shear zones as follows:

1	.
Replacement Bodies: This style of mineralization is dominated by albite, quartz, dolomite and arsenopyrite plus minor galena. Metallurgical studies indicate the gold in replacement bodies occurs as fine free gold in association with sulfides (Vance and others, 1993). There is probably more than one episode of replacement mineralization at Rock Creek. The first occurred in a ductile environment and is characterized by large crystals of albite, quartz, arsenopyrite, and dolomite. These bodies occur in low angle structures and small fold noses. They can appear to be sillform but thin section analysis show trains of carbon and resistant minerals from the original rocks passing through the crystals. Tension fracture veins cut these bodies at several locations, although occasionally the replacement bodies appear to become thicker when approaching a tension vein. Although replacement bodies are small and irregular they probably add to mineral inventories if they occur within a tension vein zone.

2	.
Tension Veins: Tension veins at Rock Creek normally are less than 10 centimeters wide with strike and dip lengths of 10 to 100 meters. The veins appear to have more strike length than vertical extent. The tension vein zones contain multiple veins and can be hundreds of meters wide (Figure 5). Much of the native gold seen in the veins is in fractures, especially in arsenopyrite. There usually is anomalous gold associated with tension veins but the best grades appear close to mineralized shears. Tension veins can merge with flat-lying veins at Rock Creek however the extent of this type of vein geometry is unknown.

3	.
Shear Veins: The shear-hosted veins such the Albion shear often are wider than individual tension veins and exhibit episodic fracturing and quartz banding and quartz-cemented breccias. The quartz veins within shear zones range from few centimeters wide to over 3 meters wide. The quartz is more apheric and less fractured than quartz in tension veins. Fine grained pyrite and lead sulfosalts give the veins a bluish color. These veins are usually highly anomalous in gold, and the presence of these veins is considered to be important from an economic evaluation standpoint. Shear veins appear to be the youngest mineralizing event at Rock Creek (Figure 5).

               In addition to Rock Creek, a number of other prospects with anomalous gold and associated metals (arsenic-antimony) have been defined within the TNR – NovaGold joint venture area by soil sampling and drilling (Figure 6). These prospects cover a 10 kilometer (6 mile) long area extending from the Goodluck target in the north to the Third Beach target in the south. Within this area a total of 87 drill holes have intersected significant gold mineralization. These 87 drill holes contain 123 discrete intercepts of +2 gpt over 1.5 meters (5 feet) or greater (Table 2). Most intercepts have not been offset.

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Table 2: Significant drilling results from reconnaissance exploration prospects in the TNR –NovaGold joint venture area. Data from St. George, 2000.
Hole #	Length(m)	Au(gpt)	Length(ft)	Au(oz/t)	Hole #	Length(m)	Au(gpt)	Length(ft)	Au(oz/t)
				Bonanza	Hill
BDH90-10	3.0	2.6	10	0.075	BHR-4-08	1.5	2.5	5	0.073
BDH90-7	1.5	4.1	5	0.120	And	1.5	2.6	5	0.075
BDH90-8	1.5	2.3	5	0.066	And	3.0	3.2	10	0.093
BHC-5-01	3.0	2.0	10	0.059	BHR-4-10	25.9	2.2	85	0.064
BHR-4-01	3.0	4.1	10	0.120	And	1.5	2.4	5	0.070
And	10.7	2.6	35	0.076	And	1.5	2.8	5	0.083
And	9.1	2.0	30	0.059	BHR-6-03	1.5	25.5	5	0.744
BHR-4-02	1.5	2.6	5	0.077	BHR-6-05	1.5	5.2	5	0.152
BHR-4-04	6.1	4.5	20	0.130	BHR-6-12	1.5	8.2	5	0.239
BHR-4-05	4.6	2.5	15	0.072	BR-7-002	3.0	3.7	10	0.109
BHR-4-06	12.2	2.4	40	0.069	TDH90-05	1.5	2.0	5	0.059
BHR-4-07	4.6	2.9	15	0.086	And	1.5	3.2	5	0.094
And	9.1	3.2	30	0.093
And	1.5	3.6	5	0.105
And	3.0	2.6	10	0.077
				Goodluck
GLR-6-01	3.0	20.8	10	0.608
				L. Rock	Creek
DH90-13	4.6	2.6	15	0.076	RDH90-14	18.3	2.3	60	0.068
				Lindblom	Pit
LBR-6-01	3.0	4.2	10	0.124	LBR-6-34	1.5	7.0	5	0.204
LBR-6-09	4.6	4.0	15	0.117	And	1.5	2.9	5	0.085
And	1.5	2.8	5	0.082	LBR-6-35	1.5	4.7	5	0.137
LBR-6-17	1.5	7.1	5	0.208
				Saddle
SR-7-001	57.9	2.2	190	0.064	SDR-4-11	1.5	2.3	5	0.067
SDR-4-02	1.5	2.5	5	0.074	SDR-4-12	1.5	2.0	5	0.058
And	1.5	2.1	5	0.062	And	6.1	2.4	20	0.071
And	1.5	2.4	5	0.069	and	1.5	3.9	5	0.115
And	1.5	4.1	5	0.120	SDR-4-13	1.5	2.6	5	0.077
SDR-4-03	3.0	3.0	10	0.088	SR-7-002	6.1	2.1	20	0.062
SDR-4-05	3.0	2.4	10	0.071

               One of the most advanced of the targets outside of Rock Creek proper is the Saddle prospect where limited drilling has extended the mineralized area over a 500 meter (1500 ft.) distance along a northeast striking quartz vein stockwork system similar to Rock Creek (St. George, 2000). Placer Dome estimated a resource of 544,320 tonnes at 5.76 gpt and Tenneco estimated 1.32 million tonnes at 3.29 gpt. Mineralization is open along strike in both directions.

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The Bonanza Hill prospect area has three zones of northeast trending mineralization all containing multiple drill holes with significant intercepts (Table 2). The northwestern portion of Bonanza Hill returned significant intercepts in an area measuring 1.2 kilometers long and open to the northeast and southwest. The central zone at Bonanza Hill returned some of the most promising holes and trends into the Saddle zone, 1.47 km to the northeast (Figure 6). The southeast zone at Bonanza Hill is 630 meters long with significant intercepts that are open to the southwest.

               Several other prospects in the TNR – NovaGold joint venture area have returned promising drilling and/or soil sampling results (Table 2, Figure 6). At the Goodluck prospect, one hole intersected 20.8 gpt over 3 meters (10 feet). This hole has not been offset. The Balto and Prospect Creek target areas are untested soil anomalies of over 100 ppb gold. Lindblom Creek has been tested with only two holes which returned 3 meters of 1.8 gpt and 6.1 meters of 1.2 gpt. No other drilling has been done on this target. The Lindblom Pit area is a large gold and arsenic soil anomaly with a number of holes containing significant intercepts. A northwest trending line of drill holes covering 350 meters at Lindblom Pit all have significant intercepts and are all open to the northeast and southwest. The Hot Air Bench target has a hole with 3 meters of 1.4 gpt gold and, like Goodluck, this drill hole has not been offset.

DRILLING

               In September 1999 NovaGold completed 6 reverse circulation drill holes (437.4 meters). These holes were designed to provide metallurgical data and to determine the reliability and continuity of previous drilling (St. George, 2000). During 2000 NovaGold drilled an additional 30 reverse circulation holes (2,448.6 meters). All 1999 and 2000 drilling was completed above the water table using a 5 1/2 inch diameter down-hole hammer or tri-cone drill bit. Unlike previous drilling conducted on the property, NovaGold's 1999 and 2000 drilling programs utilized a larger drilling rig with a 900 ft3/min air compressor to insure complete cleaning of drill holes. NovaGold also had a geologist on the rig full time to insure strict sampling protocols were observed.

               Drilling conducted by NovaGold on the property in 1999 intersected longer and higher-grade intervals of mineralization than indicated by previous drilling (St. George, 2000). The best intersections were encountered in hole RMR-3 where 41.1 meters averaged 2.39 gpt gold including 12.2 meters averaging 6.28gpt gold, and hole RMR-4 where 45.7 meters averaged 2.44 gpt gold (Table 3). Previously drilled holes that were twinned by NovaGold suggest that drilling conducted prior to 1999 may have under-reported gold grade due to undersized equipment with insufficient compressor capacity. For example, the four holes that NovaGold twinned near holes previously drilled by Placer Dome returned gold grades that averaged 59% higher grade over the same intervals (St. George, 2000).

AVALON DEVELOPMENT CORPORATION
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Table 3: Summary of 1999 Rock Creek drill results (St. George, 2000)
Drill Hole	From (m)	To (m)	Length (m)	Au (gpt)	Length (ft)	Au (opt)
RMR-1	3.0	24.4	21.3	0.89	70	0.026
Including	21.3	24.4	3.0	3.06	10	0.089
RMR-2	3.0	38.1	35.1	1.73	115	0.050
Including	3.0	16.8	13.7	3.07*	45	0.090
RMR-3	21.3	62.5	41.1	2.39	135	0.070
Including	42.7	54.9	12.2	6.38	40	0.186
RMR-4	10.7	56.4	45.7	2.44	150	0.071
Including	10.7	21.3	10.7	3.92	35	0.114
Including	25.9	33.5	7.6	3.93	25	0.115
RMR-5	7.6	36.6	29.0	2.10	95	0.061
Including	21.3	36.6	15.2	3.19	50	0.093
RMR-6	32.0	76.2	44.2	1.38	145	0.040
Including	32.0	36.6	4.6	3.91	15	0.114

               NovaGold attributed these results to the fact that for the first time, RC drilling was conducted with a rig with enough volume and pressure to properly clean a hole. As a result, a more coherent sample was obtained. Significant additional work will be required to determine the true grade and tonnage of mineralization at Rock Creek.

               NovaGold conducted an infill drilling program at Rock Creek in the first half of 2000 (NovaGold, 2000). This 30-hole reverse circulation drilling program was designed to increase the drill density in the area of currently defined mineralization to a 30 meter by 90-meter grid pattern (Figure 7). As in the 1999 drilling, the 2000 infill drilling program confirmed that previous drilling may have under-estimated the gold grade at Rock Creek due to undersized equipment with insufficient compressor capacity. Table 4 is a summary of the significant drill results from the 2000 drilling program.

Table 4: Summary of 2000 Rock Creek drill results (NovaGold, 2000)
Drill Hole #	From (m)	To (m)	Length (m)	Au (gpt)	Length (ft)	Au (opt)opt
RR001	16.8	21.3	4.6	2	15	0.06
including	16.8	19.8	3.1	2.7	10	0.08
RR002	3.1	33.5	30.5	2.7	100	0.077
including	3.1	16.8	13.7	4.4	45	0.129
RR003	16.8	42.7	27.4	3	90	0.088
including	22.9	25.9	3	3.7	10	0.106
including	33.5	42.7	9.1	6.2	30	0.181
and	62.5	70.1	7.6	8.4	25	0.246
RR004	9.1	13.7	4.6	4.1	15	0.12
and	16.8	24.4	7.6	1	25	0.029
RR005	7.6	22.9	15.2	1.1	50	0.032
and	35.1	39.6	4.6	1.8	15	0.053
and	47.2	53.3	6.1	3.2	20	0.092
and	59.4	65.5	6.1	4.3	20	0.127

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Drill Hole #	From (m)	To (m)	Length (m)	Au (gpt)	Length (ft)	Au (opt)opt
RR006	24.4	36.6	12.2	1.5	40	0.044
including	25.9	30.5	4.6	2.9	15	0.085
and	51.8	59.4	7.6	3.2	25	0.093
including	51.8	56.4	4.6	4.8	15	0.14
RR008	19.8	24.4	4.6	1.6	15	0.048
and	39.6	74.7	36.6	2.7	120	0.08
including	45.7	53.3	7.6	6.3	25	0.182
including	64	68.6	4.6	5.7	15	0.168
and	89.9	97.5	7.6	1.7	25	0.05
and	103.6	106.7	3	1.7	10	0.049
and	111.3	114.3	3	1	10	0.03
RR009	50.3	53.3	3	1.3	10	0.037
and	94.5	97.5	3	1.8	10	0.052
RR010	22.9	25.9	3	2.5	10	0.074
and	39.6	42.6	3	3.8	10	0.111
RR011	15.3	45.7	30.5	4.3	100	0.125
including	15.3	22.9	7.6	8.1	25	0.236
including	25.9	35.1	9.1	6.2	30	0.181
and	71.6	74.7	3	16.5	10	0.481
RR012	32	35	3	1.2	10	0.036
RR015	12.2	16.8	4.6	1.3	15	0.038
and	56.4	85.4	29	5.1	95	0.149
including	56.4	61	4.6	14.1	15	0.41
including	67.1	73.2	6.1	7.8	20	0.227
RR017	29	32	3	1.5	10	0.044
and	48.8	65.5	16.8	3	55	0.087
and	74.7	77.7	3	1.9	10	0.055
RR020	35	38.1	3.1	4.1	10	0.12
and	47.2	50.3	3.1	1.6	10	0.048
and	53.3	56.4	3.1	1.5	10	0.045
and	67.1	68.6	3	3.5	10	0.101
RR024	39.6	42.6	3	1.8	10	0.054
and	74.7	79.2	4.6	1.5	15	0.043
and	85.4	88.4	3	1.3	10	0.038
RR025	41.1	70.1	29	2.3	95	0.068
including	50.3	70.1	19.8	3.2	65	0.093
RR026	6.1	16.8	10.7	1.5	35	0.043
and	21.3	24.4	3	1.7	10	0.049
and	65.5	71.6	6.1	4.3	20	0.127
and	83.8	94.5	10.7	5.1	35	0.148
RR027	50.3	53.3	3	2.8	10	0.08

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Drill Hole #	From (m)	To (m)	Length (m)	Au (gpt)	Length (ft)	Au (opt)opt
RR028	18.3	47.2	29	1.9	95	0.054
including	18.3	21.3	3	4	10	0.116
including	27.4	29	3	2.5	10	0.073
including	39.6	41.2	4.6	3.6	15	0.104
RR031	6.1	16.8	10.7	2	35	0.058
and	25.9	29	3	1.4	10	0.041
and	76.2	79.2	3	3.1	10	0.092
RR034	15.2	18.3	3	1.2	10	0.036
RR035	13.7	16.8	3	2.4	10	0.071
and	24.4	29	4.6	2.7	15	0.079
and	41.1	45.7	4.6	1.9	15	0.056
RR037	12.2	15.2	3	1.1	10	0.033
and	36.6	39.6	3	1.8	10	0.053
and	71.6	74.7	3	5.7	10	0.167
RR038	15.2	29	15.2	5.6	50	0.163
and	50.3	54.9	4.6	3.1	15	0.09
RR039	36.6	39.6	3	2.3	10	0.066

SAMPLING METHOD AND APPROACH

               Reverse circulation drill samples from the 1999 and 2000 Rock Creek program were logged on-site by NovaGold personnel. A NovaGold geologist was present at all time during the drilling program and managed all sampling conducted in 1999 and 2000. Samples were collected on 5 foot intervals and consisted of a 40% split for assay purposes and a 60% split for future metallurgical or other purposes. Samples were then bagged and secured on-site to prevent purposeful or inadvertent contamination. Original assay pulps and rejects have been discarded, the remaining 60% split of each interval is stored in NovaGold’s Nome warehouse facilities.

SAMPLE PREPARATION, ANALYSES AND SECURITY

               All analytical and sample preparation work on samples from the 1999 and 2000 work programs was completed by Bondar Clegg Ltd. Samples were shipped from the project by air freight to a Bondar Clegg sample preparation facility in Fairbanks. Analytical work was completed at the Bondar Clegg facilities in Vancouver, B.C. All samples from the 1999 and 2000 drill programs were analyzed for a multi-element suite by inductively coupled plasma (ICP) methods with atomic emission spectroscopy finish. All geochemical results were transmitted via secured modem link to NovaGold’s Qualified Person, Phil St. George.

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DATA VERIFICATION

               No sample data verification other than those provided by Chemex (e.g., blanks, standards, duplicates) were incorporated into the 1999 and 2000 work programs conducted by NovaGold (St. George, oral comm., 2002). There is no documentation available to the author regarding data verification procedures used in years’ prior to 1999.

ADJACENT PROPERTIES

               There are a number of placer and lode gold prospects in the Nome Mining District however, as of the date of this report, there are no other nearby mineral prospects that bear directly on the potential of the Rock Creek prospect.

MINERAL PROCESSING AND METALLURGICAL TESTING

               Newmont (Vance and others, 1993) and Placer Dome (Gillette, 1990) completed bench scale metallurgical tests at Rock Creek. These studies indicated that gold recoveries averaged 92% by direct cyanidation and 93% by floatation followed by cyanidation (St. George, 2000). Further test work by Newmont indicated that +80% of the gold reports to a gravity concentrate when using a relatively coarse grind (48 mesh).

               NovaGold completed additional metallurgical tests on two composite samples from the 1999 drilling (St. George, 2000). Composite 1 was made up of high grade, quartz rich intervals from the Albion shear. Composite 2 was made up of higher-grade intervals from 1999 holes RMR-3 and RMR-5 located to the southeast of the Albion shear and containing gold-bearing sheeted tension veins. The results indicate that recoveries were 87% for composite 1 (37% by gravity) and 98% for composite 2 (86% by gravity). Cyanide leach tests on Composite 1 showed recoveries increasing up to the maximum 96 hours during which the tests were run indicating the presence of coarse gold that is more efficiently recovered via gravity methods.

               NovaGold also completed metallic sieve analyses to test the reliability of the original two-ton (50 gram) fire assays. Intervals with grade over 1 gpt were selected along with some of the adjacent lower grade intervals (0.5 to 1.0 gpt). This work shows that the metallic sieve averaged only 4% lower grade than the original 50 gram fire assays. The most variability was observed in material from holes RMR-3 and RMR-5 where mineralization is hosted in tension veins cutting quartz mica schist. The tension veins are known to contain coarser gold that replacement and/or shear-hosted mineralization and will require stricter sampling procedures to insure accurate and precise analytical results.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

               NovaGold completed an internal resource estimate for the Rock Creek and Saddle prospects following the completion of the 1999 drilling program (St. George, 2000). This report was completed by Phil St. George, Vice-President of Exploration for NovaGold and Robert

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Prevost, Senior Geologist for NovaGold, both of whom are Qualified Persons as defined by NI43-101. These historical resource estimates comply with the standards as defined by the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000.

               NovaGold completed its resource estimate using utilizing Medsystem software (St. George, 2000). The parameters used to constrain the estimates were as follows:

1	.	Continuous composites 2.5 meters long measured down-hole.
2	.	The composites are computed across the geological boundaries to allow for mining dilution. Only composites that are at least 50% inside the geological boundary are used for the interpolation.
3	.	The dimensions of gridded blocks were set at 5m long by 5m high and 2.5m wide. Only blocks that are at least 50% inside the geological boundary are coded with gold values.
4	.
The search ellipse was set north-south (on the local grid) and tilted 2 degrees west from the vertical. The maximum search distance is 100m along strike (north south), 100m vertically, and 10m laterally.

5	.
The grade interpolation is computed using the Inverse Distance Square (ID2) method. A minimum of one and a maximum of six composites are used to estimate a block value. A maximum of one composite per hole is used in order to force the vertical anisotropy and limit the lateral smearing.

6	.	Composites with gold grades in excess of 40 gpt were given a maximum of 15 meters of influence. Beyond the 15m of influence, the outlier is ignored.
7	.	A specific gravity of 2.6 tonne per square meter is used and considered reasonable for this type material.

               Using the above parameters and a cut-off grade of 1.0 gpt gold, NovaGold estimated measured and indicated resources at Rock Creek of 6,417,000 tonnes grading 2.74 gpt containing 555,000 ounces of gold (Table 5). Rock Creek contains an additional inferred resource of 2,944,000 tonnes grading 2.78 gpt gold containing 303,000 total ounces of gold. The nearby Saddle zone contains an inferred resource of 3,629,000 tonnes grading 2.23 gpt gold containing 260,000 total ounces of gold.

Table 5: Geologic resources of the Rock Cr. and Saddle prospects. Data from St. George, 2000.

		Cut-off	Tonnes	Grade	Contained	Contained
Prospect	Category	(opt)	(,000)	(opt)	Kilograms	Ounces
Rock Creek	Measured	1.0	3,043	2.79	8,490	273,000
Rock Creek	Indicated	1.0	3,374	2.69	9,076	282,000
	Total
Rock Creek	M&I	1.0	6,417	2.74	17,566	555,000

Rock Creek	Inferred	1.0	2,944	2.78	8,184	303,000

Saddle	Inferred	1.0	3,629	2.23	8,093	260,000
	Total
Rock Creek and Saddle	Inferred	1.0	6,573	2.48	16,277	563,000

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               Two geologic domains were modeled to restrain the interpolation at Rock Creek (Figure 5). The Albion zone is a persistent sub-vertical shear zone that extends beyond the resource area along strike and at depth (Figure 8). It is composed of several tightly spaced quartz veins within a corridor of strong shearing and alteration. The QMS (quartz muscovite schist) zone is relatively flat lying and appears to be controlled in part by host stratigraphy (Figure 8). The QMS zone contains multiple narrow sub-vertical sheeted tension veins that have the same strike and dip as the Albion zone shear. Cross-section work showed that only the QMS hosted significant tonnage of sheeted veins so the QMS was used to limit kriging of the sheeted veins both laterally and vertically. Below the QMS, the rocks are poorly mineralized and have been excluded from the resource model.

OTHER RELEVANT DATA AND INFORMATION

               There are no other data available to the author that bear directly on the potential of the Rock Creek prospect.

INTERPRETATIONS AND CONCLUSIONS

               The Rock Creek prospect is located 7 road miles north of Nome, Alaska and hosts the only published lode resources in the Nome Mining district. The project area has good infrastructure and the city of Nome (population 4,000) is the logistical and economic hub for this part of western Alaska. A small quantity of alluvial gold was recovered from the Rock Creek prospect but there has never been commercial lode gold production from the prospect. The bulk tonnage potential of the prospect was first tested in 1986 and since that time approximately 7,500 meters of diamond core drilling and 11,000 meters or reverse circulation drilling have been completed on the project. Gold mineralization at Rock Creek is hosted in Precambrian to Lower Paleozoic turbidite-sequence schists including quartz mica schist, calcareous chlorite schist and carbonaceous schist. Gold mineralization at Rock Creek is controlled by thin quartz tension vein swarms (QMS zone) which are cut by a later polyphase gold-bearing shear zone (Albion zone). Gold is associated with arsenopyrite, stibnite, scheelite and lead sulfosalts. Alteration associated with gold-quartz veins and shear zones includes albite, sericite and carbonate alteration. NovaGold estimated measured and indicated resources at Rock Creek of 6,417,000 tonnes grading 2.74 gpt containing 555,000 ounces of gold (Table 5). Rock Creek contains an additional inferred resource of 2,944,000 tonnes grading 2.78 gpt gold containing 303,000 total ounces of gold. The nearby Saddle zone contains an inferred resource of 3,629,000 tonnes grading 2.23 gpt gold containing 260,000 total ounces of gold. Metallurgical tests indicated over-all gold recoveries of 87% from the Albion shear zone and 98% from the QMS zone. Drilling done to date suggests mineralization at Rock Creek remains open at depth and along strike. With additional drilling the Rock Creek prospect has good potential for increased resources. Several other promising early stage drilling and soil targets have been identified within the TNR – NovaGold joint venture area and should be explored by additional mapping, geochemical sampling, trenching and drilling.

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RECOMMENDATIONS:

               Based on field, laboratory and literature studies completed to date, the following recommendations for future work are warranted:

1	.
Ground geophysics: Approximately three line-miles of capacitive coupled resistivity geophysics should be conducted over the Rock Creek prospect, in adjacent areas to the north and south and at selected areas along strike. This geophysical method is particularly useful in defining low-sulfide quartz-bearing systems such as those at Rock Creek. Ground truth orientations surveys over the known Rock Creek resource area will provide comparison data for results from outside the resource area.

2	.
Core drilling: Approximately 5,000 feet of oriented diamond core drilling (HQ minimum) should be conducted at regular intervals across the existing Rock Creek resource area. Samples from this drilling should be utilized for further metallurgical testwork, detailed structural analysis and grade comparisons with previously drilled holes.

3	.
Reconnaissance drilling: Approximately 5,000 feet of reconnaissance scale expansion drilling should be conducted along strike from existing resources at Rock Creek. This drilling could be conducted with reverse circulation drilling and, as in previous programs at Rock Creek, the drilling should be constrained to zones above the water table.

4	.
Environmental monitoring: Baseline environmental monitoring, including water quality sampling, air quality monitoring, acid rock generation potential and baseline flora and fauna cataloging should be commenced immediately. These studies should be conducted by recognized environmental consultants to insure that resulting data are acceptable to State, Federal, Native and local regulatory agencies.

5	.
Preliminary Engineering: Preliminary geotechnical, economic and socio-economic scoping studies should be conducted on Rock Creek. The most important of these studies include tailings impoundments, process water impoundment, water discharge and electrical power generation options. These studies should be conducted by recognized mine development consultants to insure that resulting data are acceptableto State, Federal, Native and local regulatory agencies.

6	.
Reconnaissance Exploration: Limited trenching and drilling is recommended for the Saddle, Bonanza Hill, Goodluck and Lindblom Pit prospects and additional soil sampling and trenching should be conducted on the Balto and Prospect Creek prospects. Exploration of these prospects should be conducted before or after exploration programs at Rock Creek to reduce overall exploration costs. Approximately 2,5000 feet of reverse circulation drilling is recommended.

The total estimated costs of the above-recommended programs should exceed $1 million.

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Legend
Rock Creek
Project
Map
Area
N
W
E
S
TNR - NovaGold
Option Lands
0
Miles
6
Nome
Mount Brynteson
Bonanza Hill
Dexter
Newton Pk
Nome River
Flambeau River
Penny River
Oregon
Twin Mtn
Banner Pk
Sunset
Gaging Sta
Bessie No 5 Dredge Camp
Anvil Mtn
Fort Davis
Osborn Creek
Snake River

FIGURE 1: Location map for the Rock Creek prospect, Nome quadrangle, Alaska

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TNR - NovaGold Option Lands
Goodluck
Mount Bryntesch
Prospect Ck
Lindbloom Ck
Lindbloom Pit
Rock Ck
Rock Ck
Hot Air Bench
Saddle
Dexter Peak
King Mountain
Anvil
Banner Peak
Alaska Gold Co claims
Newton Peak
Perkinsville
miles
kilometers

Figure 2: Property location map for the TNR - NovaGold option agreement, Nome District, Alaska. Data from NovaGold, 2002. Joint venture lands outlined in red, Alaska Gold (NovaGold subsidiary) lands outlined in purple.

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TNR - NovaGold Option Lands
Rock Creek
CREEK
FAULT
FAULT
FAULT
ANVIL
Q
Qh
PcPzt
PcPzm
PcPzf
PcPzsg
Legend
Qh - Placer gold tailings
Q - Glacial, colluvial and alluvial
PcPzm - Marble
PcPzsc - Calc schist, felsic schist and chloritic schist
PcPzspm - Pelitic micaceous graphitic schist
PcPzf - Felsic muscovite metavolcanic schist
PcPzsg - Graphitic schist and quartzite
PcPzt - Chloritic metaturbidite schist and marble
0 Miles 2
N
W
E
S

FIGURE 4: General geology for the Rock Creek gold prospect, Nome C1 quadrangle, Alaska. Geology from Bundtzen and others, 1994, modified by Avalon Development, 2002

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Goodluck
Balto
Prospect Ck
Lindblom Pit
Rock Creek
Lindblom Ck
L.Rock Ck
Hot Air B.
Saddle
Bonanza H.
Anvil
Third Beach
TNR - NovaGold
Option Lands
Nome
4 km
NOME

Figure 6: Location of significant exploration prospects within the TNR - NovaGold joint venture, Nome District, Alaska. Data from NovaGold, 2002. Joint venture lands outlined in red.

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N
W
E
S
Alaska Gold Company
claim boundary
Proposed
Pit outline
Albion shear
Pre-1999 drill holes
1999 drill holes
2000 drill holes
0
Meters
400

Figure 7: Drill hole location map for the Rock Creek prospect. Data from NovaGold, 2000) modified by Avalon Development, 2002

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REFERENCES CITED

Bundtzen, T.K., Reger, R.D., Laird, G.M., Pinney, D.S., Clautice, K.H., Liss, S.A. and Cruse, G.R., 1994, Progress report on the geology and mineral resources of the Nome Mining District: Alaska Division of Geological & Geophysical Surveys Public Data File 94-39, 19 p., 2 maps.

Cathcart, S.H., 1922, Metalliferous lodes in southern Seward Peninsula: U.S. Geological Surv. Bull. 722, pp. 163-261.

Collier, A.J., Hess, F.L., Smith, P.S., and Brooks, A.H., 1908, The gold placers of parts of Seward Peninsula, Alaska, including Nome, Council, Kougarok, Port Clarence, and Goodhope Districts: U.S. Geological Survey Bull. 328, 343 p.

DGGS, 1994a, Color shadow total field magnetics of the Nome Mining District: Alaska Div. Geological Geophys. Surveys, Rept. of Inv. 94-11, one color map.

DGGS, 1994b, 7200 Hz coplanar resistivity of the Nome Mining District: Alaska Div. Geological Geophys. Surveys, Rept. of Inv. 94-12, one color map.

DGGS, 1994c, 900 Hz coplanar resistivity of the Nome Mining District: Alaska Div. Geological Geophys. Surveys, Rept. of Inv. 94-13, one color map.

Flanigan, B., Freeman, C., Newberry, R., McCoy, D., and Hart, C., 2000, Exploration models for mid and Late Cretaceous intrusion-related gold deposits in Alaska and the Yukon Territory, Canada, in Cluer, J.K., Price, J.G., Struhsacker, E.M., Hardyman, R.F., and Morris, C.L., eds., Geology and Ore Deposits 2000: The Great Basin and Beyond: Geological Society of Nevada Symposium Proceedings, May 15-18, 2000, p. 591-614.

Ford, R.C., 1993, Geology, geochemistry, and age of gold lodes at Bluff, and Mt. Distin, Seward Peninsula, Alaska: unpublished Ph.D. dissertation, Colorado School of Mines, Colorado, 302 p.

Gillette, C.B, 1990, Nome project summary report: private report for Placer Dome U.S., Inc.

Goldfarb, R.J., 1997, Metallogenic evolution of Alaska: Econ. Geol. Mono. 9, pp. 4-34.

Hudson, T., 1999, Alaska resource data file for the Solomon quadrangle, Alaska: U.S. Geological Surv. Open File Rept. 99-573, 360p.

Hummel, C.L., 1962a, Preliminary geology of the Nome C-l Quadrangle, Seward Peninsula, Alaska: U.S. Geological Survey Map MF-247., 1 sheet, scale 1:63,360.

Hummel, C.L., 1962b, Preliminary geology of the Nome D-l Quadrangle, Seward Peninsula, Alaska: U.S. Geological Survey Map MF 248, 1 sheet, scale 1:63,360.

AVALON DEVELOPMENT CORPORATION
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Mertie, J.B., 1918, Lode mining and prospecting on Seward Peninsula: U.S. Geological Survey Bull. 662, pp. 425-449.

Moffit, F.H., 1906, Gold mining on the Seward Peninsula: U.S. Geological Survey Bulletin 284, pp. 132-144.

Moffit, F.H., 1913, Geology of the Nome and Grand Central Quadrangles, Alaska: U.S. Geological Survey Bulletin 533, 140 p.

Nokleberg, W.J., West, T.D., Dawson, K.M., Shpikerman, V.I., Bundtzen, T.K., Parfenov, L.M., Monger, J.W.H., Ratkin, V.V., Baranov, B.V., Byalobzhesky, S.G., Diggles, M.F., Eremin, R.A., Fujita, Kazuya, Gordey, S.P., Gorodinskiy, M.E., Goryachev, N.A., Feeney, T.D., Frolov, Y.F., Grantz, Arthur, Khanchuck, A.I., Koch, R.D., Natalin, B.A., Natapov, L.M., Norton, I.O., Patton, W.W., Jr., Plafker, George, Pozdeev, A.I., Rozenblum, I.S., Scholl, D.W., Sokolov, S.D., Sosunov, G.M., Stone, D.B., Tabor, R.W., Tsukanov, N.V., and Vallier T.L., 1998: Summary terrane, mineral deposit, and metallogenic belt maps of the Russian Far East, Alaska, and the Canadian Cordillera: U.S. Geological Survey Open-File Report 98-136 (CD-ROM).

NovaGold Resources, Inc., 1999, Executive Summary for the Rock Creek project, Nome District, Alaska: Internal Report, NovaGold Resources, Inc., 1 digital file.

NovaGold Resources, Inc., 2000, More drill results from Rock Creek property, Alaska: Corporate News Release, June 5, 2000.

Plafker, G. and Berg, H.C., 1994, Overview of the geology and tectonic history of Alaska in Plafker, G. and Berg, H.C., editors, The Geology of Alaska: Geological Soc. Amer., Geology of North Amer., V. G-1, pp 989-1021.

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St. George, P., 2000, 1999 Rock Creek project drilling and metallurgical program: Internal Rept., NovaGold Resources Inc., 29 p.

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AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

STATEMENT OF QUALIFICATIONS

               I, CURTIS J. FREEMAN, consulting geologist and President of Avalon Development Corporation, an Alaska corporation with a business address of P.O. Box 80268, Fairbanks, Alaska 99708, HEREBY CERTIFY THAT:

               1. I am a graduate of the College of Wooster, Ohio, with a B.A. degree in Geology (1978). I am also a graduate of the University of Alaska with an M.S. degree in Economic Geology (1980).

               2. From 1980 to the present I have been actively employed in various capacities in the mining industry in numerous locations in North America, Central America, South America and Africa.

               3. I personally conducted fieldwork on the Rock Creek prospect between 2000 and 2001 and have been engaged by NovaGold Resources and TNR Resources Ltd. to complete this report and make recommendations for future work in the area.

               4. I do not own any interest in the properties which comprise the Rock Creek prospect nor do I own any other interest in any company or entity that owns or controls an interest in the properties which comprise the Rock Creek prospect, and I am therefore independent of NovaGold Resources Inc. and TNR Resources Ltd. in accordance with the application of Section 1.5 of National Instrument 43-101.

               5. I am a Certified Professional Geologist with the American Institute of Professional Geologists (CPG #6901) and I am a Licensed Geologist in the State of Alaska (#AA159).

               6. I am a Qualified Person for purposes of National Instrument 43-101. I have read and understand the terms of National Instrument 43-101 and its companion documents and have submitted this report with the intention of complying with NI 43-101.

               7. I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in this report and that whose omission to disclose would make this report misleading.

               8. I approve of this report being used for any lawful purpose as may be required by NovaGold Resources, TNR Resources and their respective affiliates.

DATED in Fairbanks, Alaska this 16th day of April 2002.

"Curtis J. Freeman" _____________________________________________________ Curtis J. Freeman, BA, MS, CPG#6901, AA#159

Information contained in this report has been compiled with the permission of NovaGold Resources Inc. and TNR Resources Ltd. from sources believed to be reliable however, the accuracy and completeness of data herein cannot be guaranteed. Neither Avalon Development nor NovaGold Resources or TNR Resources assumes responsibility for errors or omissions. This report is not a solicitation to either buy or sell interests or securities in any corporation and has been neither approved nor disapproved by any U.S. or Canadian stock exchange.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net